

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2017

R. Scott Woodall
Chief Executive Officer and President
Red Rider Holdco, Inc.
c/o Bill Barrett Corporation
1099 18th Street, Suite 2300
Denver, Colorado 80202

> **Re: Red Rider Holdco, Inc.**
> **Registration Statement on Form S-4**
> **Filed December 22, 2017**
> **File No. 333-222275**
>
> **Bill Barrett Corporation**
> **Form 8-K**
> **Written communications pursuant to Rule 425 under the Securities Act**
> **Filed December 6, 2017**
> **File No. 1-32367**
>
> **Form 8-K**
> **Written communications pursuant to Rule 425 under the Securities Act**
> **Filed December 12, 2017**
> **File No. 1-32367**

Dear Mr. Woodall:

We have limited our review of your registration statement and related filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and/or related filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and/or related filings and the information you provide in response to these comments, we may have additional comments.

Red Rider Holdco, Inc.

Form S-4

Risk Factors, page 27

FCEC will have the ability to exercise significant influence over certain corporate actions following completion of the mergers, page 32

1.   We note your disclosure that if FCEC were to sell all or a material number of shares of common stock, the market price of Holdco's common stock could be negatively impacted. Please expand this risk factor, or consider separating under its own heading, to address the possible negative upon your stock price should the float of outstanding shares in the market be increased as a result of sales under the registration rights provisions of the stockholders agreement in which Holdco has agreed to file as soon as practicable after closing a shelf registration statement to permit the public resale of all of the registerable securities held by FCEC, and more generally, that 90 days after closing, FCEC will be free to transfer any shares of Holdco common stock, subject only to the provisions of the stockholders agreement and applicable law.

Background of the Mergers, page 43

2.   We note your disclosure that at the August 9 and 10, August 23, October 6, and October 11, 2017 Board meetings, the Board reviewed certain of its strategic alternatives, including a reference to authorizing management to formulate "specific proposals for other potential transaction parties" and a strategic acquisition opportunity with "Company A." Please elaborate on the strategic alternatives considered, including any such specific proposals considered and explain why those alternatives were ultimately not pursued.

3.   Please disclose how the Board came to its valuation of Fifth Creek, first in its September 20, 2017 letter valuing Fifth Creek at $600 million on an enterprise value basis, and second, at the November 2, 2017 Board meeting in which the Board authorized management to make a non-binding proposal in which Fifth Creek's owners would receive 100 million shares of BBG or of a new holding company.

4.   Please disclose how the holding company structure was decided and/or negotiated.

5.   Please disclose the "Post-Closing Governance Terms" as initially authorized by the Board at the November 2, 2017 meeting, as well as the terms Mr. Starzer communicated NGP and Fifth Creek were willing to accept in their November 13, 2017 communication, and what changes were made from November 15 through December 4, 2017 as the parties negotiated and finalized the terms of the Post-Closing Governance Terms.

6.   Please elaborate on the discussions had at various meetings or on various calls in which the substance of such meeting or call is unclear, including the following:

- The "detailed review and discussion" at the November 2, 2017 Board meeting;
- The "various financial information" with respects to BBG and Fifth Creek discussed on a call on November 9, 2017 between the parties; and
- The management presentation with respect to BBG's and Fifth Creek's "respective businesses, operations and assets, as well as synergy opportunities" made at the November 29, 2017 Board meeting.

Recommendation of the Board and Reasons for the Mergers, page 47

7.   We note your disclosure that combining the businesses of BBG and Fifth Creek is expected to create operational and financial synergies, including in general and administrative costs, lease operating expenses and savings expenditures. Furthermore, it appears BBG management shared certain costs savings and operating synergies projected to result from the transaction with its fairness advisor TPH and such synergies were used in various fairness analyses. Please disclose the operational and financial synergies shared with TPH.

8.   On page 48, you indicate that "[t]he larger combined company will have improved liquidity due to a greater combined lending base and will benefit from a lower cost of capital." You also indicate that "[t]he cash flows generated by the combined company are expected to fund anticipated capital expenditures to develop the combined asset from internal sources as early as 2019." On page 53, you project that the anticipated capital expenditures for 2018 and 2019 are expected to be $595 million and $783 million respectively. Given that the historic combined cash flow from operations for Fifth Creek and Bill Barrett for fiscal year 2016 would have been a negative number, prior to any adjustments, address, in an appropriate basis, how the combined company will fund its capital expenditures for 2018 and 2019. See also our comment below on "Capital Resources and Liquidity" of Fifth Creek.

Opinion of BBG's Financial Advisor, page 53

General, page 61

9.   You disclose that TPH has previously provided services to certain equityholders and affiliates of the parties to the merger agreement. Please disclose any material relationship that existed during the past two years between TPH and BBG or its affiliates and quantify any compensation received as a result. See Item 1015(b) of Regulation M-A and Item 4(b) of Form S-4.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Fifth Creek, page 148

Results of Operations, page 150

10.   We note you combine Fifth Creek's and its predecessor periods to discuss and analyze operating results. However, due to the change in basis arising from the application of the acquisition method of accounting, Fifth Creek successor financial statements and ongoing operations are not always comparable with prior period financial statements and operations of the predecessor. Please discuss how the application of the acquisition method of accounting impacted certain combined line item amounts.

Financial Statements

General

11.   While in registration, please monitor your need to update the pro forma and audited financial statements included and incorporated by reference in the proxy. Please refer to Rules 3-01(c) and Rule 3-12 of Regulation S-X.

Unaudited Pro Forma Condensed Combined Financial Statements, page 105

Unaudited Pro Forma Combined Statement of Operations for the Year Ended December 31, 2016, page 110

12.   Please expand your disclosure to add, in the pro forma combined column, basic and diluted earnings per common share and the weighted average number of shares used to compute such per share data to comply with Regulation S-X Rule 11-02(b)(7).

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 3. Supplemental Pro Forma Natural Gas, NGLs and Crude Oil Reserves Information, page 114

13.   We note that you present pro forma combined reserve information, and related combined standardized measure of discounted future cash flows (SMOG), at December 31, 2016 to give effect to the merger as if the transaction had occurred on January 1, 2016. Consistent with the transactions included in the presentation of your pro forma financial statements, please expand your disclosure to add the effects of the reduction in reserves associated with the Uinta Basin sale to your pro forma reserve and SMOG information. As the merger and sale are not dependent upon each other, please segregate the effects of these two transactions by adjusting the BBG information for the sale and including a subtotal column followed by the pro forma adjustments for the merger and finally a total column reflecting both

transactions. Please make corresponding change to the same disclosure appearing elsewhere in the proxy.

14.   Expand the disclosure relating to the changes in total proved reserves for BBG and for Fifth Creek to provide an appropriate narrative explanation for the significant changes relating to each line item entry within the reconciliation, such as revisions of previous estimates, improved recovery, extensions and discoveries, acquisitions and divestitures. The explanation should address the change for the line item by separately identifying and quantifying each factor, including offsetting factors, that contributed to a significant change so that the change in net reserves between periods is fully explained. To the extent that two or more factors contribute to a significant change, indicate the net amount attributable to each factor accompanied by a narrative explanation. The disclosure of revisions in the previous estimates of reserves in particular should identify such factors as changes caused by commodity prices, well performance, unsuccessful and/or uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to FASB ASC 932-235-50-5.

Information about Fifty Creek, page 141

Proved Reserves, page 141

15.   Expand your disclosure to discuss the nature of the adjustments applied to the average first-day-of-the-month CIG Rocky Mountain gas price that result in the realized price of $0.29 per Mcf used to estimate the proved reserves as of December 31, 2016.

Production and Cost History, page 143

16.   Tell us if the production figures presented as of December 31, 2016 for Fifth Creek include the production for the Stateline Acquisition subsequent to July 14, 2016 acquisition. If the production figures for Fifth Creek do include the Stateline production volumes subsequent to July 14, 2016, please expand your disclosure to explain why the production volumes have appeared to decline significantly from those prior to the acquisition.

Productive Wells, page 145

17.   Expand the disclosure relating to productive wells to clarify that all of the wells are oil wells, if true. Otherwise, revise the disclosure to separately provide the total number of gross and net productive oil wells and productive gas wells.

Developed and Undeveloped Acreage, page 146

18.   We note the disclosure relating to the undeveloped acreage expiring in 2017, 2018, 2019, and 2020 and thereafter. Please tell us the extent to which there are any proved undeveloped reserves assigned to locations which are currently scheduled to be drilled after lease expiration. If there are material quantities of net proved

undeveloped reserves relating to such locations, expand the disclosure to identify the number of locations, the related net reserve quantities and explain the steps and related costs, if material, which would be necessary to extend the time to the expiration of such leases. Refer to Rule 4-10(a)(26) of Regulation S-X regarding a reasonable expectation to have the legal right to drill and subsequently produce from such locations.

Capital Resources and Liquidity, page 155

19.   We note the disclosure describing Fifth Creek's capital resources and liquidity, including the November 2017 amendment to increase the credit facility borrowing base to $70 million. We also note the disclosure on page 157 regarding Fifth Creek's full year 2017 capital expenditure forecast of approximately $89.6 million for drilling and completion activities. These figures would suggest that Fifth Creek may not be able to fund the development and conversion of the proved undeveloped reserves disclosed at December 31, 2016 within five years of initial disclosure as would be required of a public company pursuant to Rule 4-10(a)(31)(ii) of Regulation S-X. Please refer to the definition of reserves under Rule 4-10(a)(26) of Regulation S-X and expand the disclosure here or under the section "Proved Reserves" on page 141 to explain why there is a reasonable expectation that there will be the financing required to develop all of the proved undeveloped reserves disclosed as of December 31, 2016.

Fifth Creek Energy Operating Company, LLC

Notes to the Financial Statements

Note 14. Supplemental Oil and Gas Information (Unaudited), page F-20

20.   We note that the tabular reconciliation of the changes in total proved reserves is presented as changes in the individual product types; however, the explanation of those changes is provided in terms of barrels of oil equivalent. Please expand the explanation to additionally include the change by individual product type. Alternatively, expand the tabular reconciliation of the changes to present this information in terms of barrels of oil equivalent.

21.   The explanation for the net proved reserves acquired in 2016 appears to indicate the 1,829,761 BOE represents a combination of proved and probable reserves. If true, please revise the figure to represent only the proved reserves acquired.

22.   Expand the explanation for extensions to further describe the basis for the significant addition of proved undeveloped wells within the acreage acquired by the Company, e.g. new proved undeveloped wells added due to drilling that occurred subsequent to the acquisition, new proved undeveloped wells added as offsets to existing producing wells based on the Company's evaluation subsequent to the acquisition, or if due other factors, please explain.

23.   The explanation for the upward revisions appears to attribute the change to "improved recover." Please note that the change category for improved recovery under FASB ASC 932-235-50-5b relates to additions from enhanced or tertiary recovery methods. If the change is not related to additions from such techniques, please modify the explanation for the change. Also note that the explanation should address the change for the line item by separately identifying and quantifying each factor, including offsetting factors, that contributed to a significant change so that the change in net reserves between periods is fully explained. To the extent that two or more factors contribute to a significant change, indicate the net amount attributable to each factor accompanied by a narrative explanation. The disclosure of revisions in the previous estimates of reserves in particular should identify such factors as changes caused by commodity prices, well performance, unsuccessful and/or uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to FASB ASC 932-235-50-5.

24.   Please provide us with a reconciliation between the line item reserve figures representing the 2016 acquired properties on page F-21 and the figures presented on page F-56 for the Stateline Properties.

Exhibits

25.   Please file your remaining exhibits, including the legal and tax opinion, and form of proxy, in your next amendment.

Exhibit 99.13

26.   The reserve report refers to additional supplemental information, e.g. definitions that are presented immediately following this letter, that are not included with the report. Please obtain and file a revised report to include the referenced supplemental information. Alternatively, remove the reference if you do not intend to include this supplemental information.

27.   Please provide us with an explanation of the facts and circumstances supporting Fifth Creek's determination that the costs associated with the firm transportation contracts relating to the properties included in the reserve report as of December 31, 2016 are corporate-level expenses and should be excluded in the estimation of the proved reserves and cash flows.

Bill Barrett Corporation

Forms 8-K filed December 6, 2017 and December 12, 2017

28.   We note that on the cover page of the Forms 8-K you have checked the box as written communications pursuant to Rule 425 under the Securities Act. However, we note that you did not appear to file with the Commission pursuant to Rule 425(a) or 14a-12(b) any written material on the date of first use or no later than the soliciting

material is first published, sent or given to security holders, respectively. Rather, for example, in your Form 8-K filed December 6, 2017, you disclose that a slide presentation that will be referenced on the conference call to discuss the planned strategic business combination with Fifth Creek Energy Company, LLC will be available on the investor relations section of the company's website. Similarly, in your Form 8-K filed December 12, 2017 you disclose that an updated corporate presentation will be posted on the company's website at www.billbarrettcorp.com. We note that this "corporate presentation" also concerns the strategic combination with Fifth Creek. Accordingly, please revise your Forms 8-K to file these written communications. Please also note that is the staff's view that such investor presentations should be disclosed as "filed" and are not deemed to be "furnished" under Regulation FD. See Rule 425(a) of the Securities Act and 14a-12(b) of Regulation 14A. See also Section II.A.3 of SEC Release 33-7760 (2000), available at www.sec.gov, which states in part "[t]he filing requirement applies to written communications that are made public or are otherwise provided to persons that are not a party to the transaction. As a general matter, this would include, for example . . . other written material (e.g., slides) relating to the transaction that is shown to investors."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lily Dang at (202) 551- 3867 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699. Please contact Kevin Dougherty at (202) 551-3271 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources